Exhibit 99.1

NEWS RELEASE
OTC-BB: CPPXF

Continental Energy Updates Bengara-II Block Seismic Progress

JAKARTA – January 14, 2010 - Continental Energy Corporation (OTCBB: CPPXF) is pleased to provide an update on the progress on seismic acquisition underway in its Bengara-II Block, East Kalimantan, Indonesia.

Continental’s 18% owned subsidiary Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) has commenced field acquisition operations on a two phase seismic acquisition program in the Bengara-II Block. The surveys include acquisition of 120 square kilometers of full-fold, high resolution 3D seismic data and a reconnaissance 2D survey totaling 844 line kilometers. The surveys are located to define new exploratory drilling targets and guide appraisal well placement.

The estimated cost of the combined 2D and 3D surveys was approved by Indonesian oil regulators in 2009 at a budget of US$ 28.3 Million. At year end 2009 estimates that approximately a third of the budget has been expended on site preparations, materials, and mobilization. Regulators have approved a carry-over of the estimated remaining program amount of US$ 18.0 Million into budget year 2010.

Survey work, particularly line cutting and shot-hole drilling, have been delayed and continue to be hampered by surface damages compensation claims involved with many prawn farms located in certain portions of the survey areas.

CGB2 estimates acquisition of the 3D portion of the survey to be completed in March 2010 and the 2D portion to be completed in May. CGB2 expects to submit a revised budget for 2010 drilling plans in the Bengara-II Block once interpretation of the new seismic and selection of drilling locations is complete.

On behalf of the Company,
Richard L. McAdoo, CEO

Source: Continental Energy Corporation
Media Contact: Robert V. Rudman, 813-387-3309, or AGORACOM Investor Relations, cppxf@agoracom.com
Further Info: www.continentalenergy.com and http://agoracom.com/ir/continentalenergy

No securities regulatory authority has either approved or disapproved the contents of this news release.
Certain matters discussed herein may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995.
Although Continental believes the expectations reflected in such forward-looking statements, it can give no assurance that its expectations will be attained.